                                                                    News Release

Date:     April 24, 1996


Contact:  Ben Rubendall

          815-961-7164
                                                             [AMCORE LETTERHEAD]

                   AMCORE REPORTS RECORD 1ST QUARTER EARNINGS

     ROCKFORD, ILL. - AMCORE Financial, Inc. posted record first quarter earnings of $5.6 million, or 40 cents per share for the period ended March 31, 1996 up 21.9 percent compared with $4.6 million or 33 cents per share in the same period of 1995.

     Net interest income for the quarter was $20.6 million, up 6.5 percent, from $19.3 million in the same quarter of 1995 as a result of a 10 percent increase in average loans and a 28 percent increase in average securities.

     The net interest margin, however, fell 43 basis points to 3.85 percent, down from 4.28 percent in the 1995 quarter. The decline in the margin was primarily due to an investment leveraging program, which is designed to better deploy underutilized capital and improve the return on equity. While this program results in additional net interest income, it also lowers the net interest margin due to the smaller interest rate spread.

     "We continue to see an improvement in the quality of our loan portfolio, said Robert J. Meuleman, president and chief executive officer. Total non-performing loans were down 8.9 percent, or $1.1 million, despite a 9.7 percent increase in the total loan portfolio. Non-performing loans as a percentage of total loans were .88 percent, down from 1.06 percent at the end of the 1995 quarter."

     The reserve for loan losses was 115 percent of non-performing loans, an improvement from 109 percent in the 1995 quarter. Non-performing assets were down $1.3 million, or 9.6 percent from the previous year. Non-performing assets were .95 percent of total loans and other real estate, down from 1.15 percent in the 1995 quarter. "This is the first time our non-performing assets have been below 1 percent for several years," said Meuleman.

     Fee-based income for the quarter was up 10.3 percent, or $763,000, excluding security gains. Much of the increase was due to an 10.2 percent increase in trust revenues and a 30.7 percent increase in mortgage revenues. The higher trust revenues resulted from the favorable investment performance of trust assets. Mortgage revenues rose due to increased refinancing activity early in the quarter, when lower interest rates generated higher loan volumes.

     Total operating expenses for the quarter were up 1.5 percent or $315,000, from the 1995 quarter. The increase was mostly due to higher mortgage commissions and the installation of teller automation systems, offset in part by the reduction in FDIC insurance premiums.


                                   -more-

AMCORE Financial, Inc.
First Quarter Earnings 1996
Page 2

     The efficiency ratio, which measures operating expenses as a percentage of total revenues, was 67.2 percent, down from 71.2 percent in the first quarter of 1995.

     "We are very pleased with the improvement in our efficiency ratio, Meuleman said. "This improvement reflects the impact of our continuing efforts to both hold the line on expenses and increase our sources of revenue.

     "To reach this objective, we have set two goals for ourselves: First, we are committed to providing the best possible customer service, and second, we are focusing on significant improvement in our operating results.

     "In order to achieve these results, we are making a number of changes in our operations including the combination of four banks in the southern part of our service area to form a single institution with $425 million in assets and a service area that more closely matches the economic region served by the banks," Meuleman said.

     "Progress continues with the installation of our new hardware and software. The modernization of our processing functions is nearly complete, and we have implemented a new teller automation system that has already improved our ability to cross-sell additional products to customers and also reduce operating expenses by cutting paperwork and shortening processing time.

     "On the revenue side, we have been pleased with the performance and improved profitability of our consumer finance company. It has refocused its efforts on providing retail financing of equipment through agreements with wholesale distributors.

     "Our AMCORE Vintage family of mutual funds continues to grow rapidly, including our newest fund, the Aggressive Growth Equity Fund. Nearly $600 million has now been invested in the Vintage mutuals," Meuleman said.

     Return on equity was 10.77 percent up from 9.94 percent in the first quarter of 1995. The return on assets was .92 percent, up from .87 percent in 1995.

     All prior year financial information has been restated to reflect the merger with NBM Bancorp, Inc.

     AMCORE Financial, Inc. is a northern Illinois-based bank holding company with assets of approximately $2.67 billion. Its holdings include eight subsidiary banks operating in 37 locations. The company also has seven primary financial service subsidiaries: a trust company, a mortgage company, a full-service broker-dealer, a capital management company, a collection agency, a consumer finance company, and an insurance company. AMCORE common stock is listed on NASDAQ under the symbol "AMFI".

     AMCORE Financial may be reached on the Internet at: HTTP://www.amcore.com/

                                      ###

                           AMCORE FINANCIAL, INC.
                   CONSOLIDATED KEY FINANCIAL DATA SUMMARY

NOTE: All prior year amounts have been restated to reflect the merger with NBM Bancorp, Inc. This merger was accounted for under the pooling of interests method.


(IN THOUSANDS, EXCEPT SHARE DATA)                         QUARTER ENDED MAR. 31,         TRAILING TWELVE MONTHS ENDED MAR. 31,
                                                    --------------------------------    --------------------------------------

                                                                             PERCENT                                PERCENT
FINANCIAL HIGHLIGHTS                                   1996        1995      CHANGE        1996        1995         CHANGE
- ------------------------------------------------------------------------------------    --------------------------------------
Net revenues, including security gains..............  $29,550     $27,381      7.9%      $115,588     $109,552          5.5%
Operating expenses..................................   20,988      20,673      1.5%        87,755       79,966          9.7%
Net income..........................................    5,630       4,617     21.9%        19,284       21,086         -8.5%
Net income per share................................     0.40        0.33     21.2%          1.37         1.50         -8.7%
Cash dividends per share............................     0.16        0.13     23.1%          0.61         0.55         10.9%
Book value per share................................    14.55       13.67      6.4%

                                                                        QUARTER ENDED MAR. 31,
                                                               ---------------------------------------
                                                                                               PERCENT
KEY FINANCIAL RATIOS                                                1996        1995           CHANGE
- ------------------------------------------------------------------------------------------------------
   Return on average assets.................................         0.92%      0.87%           5.0%
   Return on average equity.................................        10.77%      9.94%           8.4%
   Net interest margin (FTE)................................         3.85%      4.28%         -10.0%
   Net operating expense/average assets.....................         1.96%      2.39%         -17.9%
   Average total equity to average assets...................         8.51%      8.79%          -3.1%
   Other income/net revenues (1)............................         28.5%      27.8%           2.5%
   Efficiency Ratio (FTE)...................................         67.2%      71.2%          -5.6%

INCOME STATEMENT
- ------------------------------------------------------------------------------------------------------
Interest income.....................................               $44,637      $38,260          16.7%
Interest expense....................................                24,041       18,925          27.0%
                                                                --------------------------------------
   Net interest income..............................                20,596       19,335           6.5%
Provision for loan losses...........................                   889          729          21.9%
Other Income:
   Trust and asset management income................                 3,242        2,943          10.2%
   Service charges on deposits......................                 1,680        1,732          -3.0%
   Mortgage revenues................................                   733          561          30.7%
   Collection fee income............................                   582          453          28.5%
   Other............................................                 1,953        1,738          12.4%
                                                                --------------------------------------
      Total other income............................                 8,190        7,427          10.3%
Net security gains..................................                   764          619          23.4%
Operating expenses:
   Personnel costs..................................                11,926       11,325           5.3%
   Net occupancy expense............................                 1,385        1,366           1.4%
   Equipment expense................................                 1,879        1,638          14.7%
   Insurance expense................................                   197        1,134         -82.6%
   Professional fees................................                   608          567           7.2%
   Amortization of intangible assets................                   512          642         -20.2%
   Other............................................                 4,481        4,001          12.0%
                                                                --------------------------------------
      Total operating expenses......................                20,988       20,673           1.5%
                                                                --------------------------------------
Income before income taxes..........................                 7,673        5,979          28.3%
Income taxes........................................                 2,043        1,362          50.0%
                                                                --------------------------------------
      Net income....................................                $5,630       $4,617          21.9%
                                                                ======================================

Average shares outstanding (000)....................                14,192       14,046           1.0%
Ending shares outstanding (000).....................                14,200       14,062           1.0%

AMCORE Financial, Inc.


                                                                                      QUARTER ENDED MAR. 31,
(in thousands)                                                                     1996                   1995
- ----------------------------------------------------------------     -----------------------------------------------------
                                                        ENDING        AVERAGE         YIELD/         AVERAGE        YIELD/
                                                       BALANCE        BALANCE         RATE           BALANCE        RATE
- ----------------------------------------------------------------     -----------------------------------------------------
ASSETS:
   Taxable securities........................           $901,464       $741,786       6.46%           $525,320       6.93%
   Tax-exempt securities (FTE)...............            256,177        229,774       8.00%            235,609       7.78%
   Other earning assets......................              2,581         18,878       4.09%             22,197       6.13%
   Mortgage loans held for sale..............             11,318         10,463       6.99%              7,028       8.65%
   Loans, net of unearned income (FTE).......          1,305,115      1,291,853       8.76%          1,174,331       8.66%
                                                      ----------     -----------------------------------------------------
      Total Earning Assets...................         $2,476,655     $2,292,754       7.99%         $1,964,485       8.13%
      Intangible assets......................             13,793         14,107                         18,046
      Other non-earning assets...............            180,333        162,286                        162,193
                                                      ----------     -----------------------------------------------------
      Total Assets...........................         $2,670,781     $2,469,147                     $2,144,724
                                                      ==========     =====================================================

LIABILITIES AND STOCKHOLDERS' EQUITY:
   Interest bearing deposits.................         $1,554,570     $1,527,796       4.53%         $1,471,226       4.16%
   Non-interest bearing deposits.............            241,541        236,604                        231,648
                                                      ----------     -----------------------------------------------------
      Total Deposits.........................         $1,796,111     $1,764,400                     $1,702,874
                                                      ----------     -----------------------------------------------------
   Short-term borrowings.....................            457,049        330,577       5.47%            208,800       6.31%
   Long-term borrowings......................            178,893        134,737       6.42%             24,497       7.65%
   Other.....................................              5,301          5,273       8.29%              4,802      10.64%
                                                      ----------     -----------------------------------------------------
      Total Interest Bearing Liabilities.....          2,195,813      1,998,383       4.83%          1,709,325       4.49%
      Other liabilities......................             26,748         23,979                         15,299
                                                      ----------     -----------------------------------------------------
      Total Liabilities......................         $2,464,102     $2,258,966                     $1,956,272
      Stockholders' Equity...................            206,679        210,181                        188,452
                                                      ----------     -----------------------------------------------------
      Total Liabilities and
      Stockholders' Equity...................         $2,670,781     $2,469,147                     $2,144,724
                                                      ==========     =====================================================


                                                                                         ------------------------------------
                                                                                                 QUARTER ENDED DEC. 31,
                                                                                         ------------------------------------
                                                                                                                     PERCENT
ASSET QUALITY (IN THOUSANDS)                                                               1996         1995         CHANGE
- -------------------------------------                                                    ------------------------------------
Ending allowance for loan losses..........................................                $13,255       $13,775         -3.8%
Net charge-offs...........................................................                    695           255        172.5%
Net charge-offs to average loans (2)......................................                   0.22%         0.09%       144.4%

Non-performing assets:
   Nonaccrual.............................................................                 $9,744       $10,575         -7.9%
   Restructured...........................................................                  1,757         2,050        -14.3%
                                                                                         ------------------------------------
      Non-performing loans................................................                 11,501        12,625         -8.9%
   Other real estate owned (OREO).........................................                    890         1,084        -17.9%
                                                                                         ------------------------------------
      Total non-performing assets.........................................                $12,391       $13,709         -9.6%
                                                                                         ====================================


Key Asset Quality Ratios
   Allowance to ending loans..............................................                   1.02%         1.16%       -12.3%
   Allowance to non-performing loans......................................                  115.3%        109.1%         5.6%
   Non-performing loans to loans..........................................                   0.88%         1.06%       -17.0%
   Non-performing assets to loans & OREO..................................                   0.95%         1.15%       -17.6%


Capital Adequacy
                                                                                         ------------------------------------
   Total risk-based capital...............................................                  13.36%        13.26%         0.8%
   Tier 1 risk-based capital..............................................                  12.51%        12.40%         0.9%
   Leverage ratio.........................................................                   7.90%         8.14%        -2.9%


Footnotes
(1) Excluding net security gains.
(2) On an annualized basis.